Exhibit 99.1

News Release
NYSE, TSX: NTR

May 6, 2026

Nutrien Declares Quarterly Dividend of US$0.55 per Share

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that its Board of Directors has declared a quarterly dividend of US$0.55 per share payable on July 17, 2026, to shareholders of record on June 30, 2026.

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily average exchange rate on June 30, 2026. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in US dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to US dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting Nutrien’s registrar and transfer agent, Computershare Investor Services Inc., directly (1-800-564-6253 or service@computershare.com). Beneficial shareholders should contact their broker or other intermediary to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/nutrien-historical-dividend.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – investors@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – media@nutrien.com

Contact us at: www.nutrien.com